UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING (Check one):	OMB APPROVAL
OMB Number: 3235-0058 Expires: May 31, 2012 Estimated average burden hours per response .... 2.50

[ x ] Form 10-K    [           ] Form 20-F    [           ] Form 11-K
[           ] Form 10-Q    [           ] Form 10-D    [           ] Form N-SAR    [           ] Form N-CSR

For Period Ended: December 31, 2009

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Sino Green Land Corporation
Full Name of Registrant

N/A
Former Name if Applicable

6/F No. 947, Qiao Xing Road, Shi Qiao Town
Address of Principal Executive Office (Street and Number)

Pan Yu District, Guang Zhou, People’s Republic of China
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The compilation, dissemination and review of the information required to be presented in the Form 10-K for the fiscal year ended December 31, 2009 has imposed time constraints that have rendered timely filing of the Form 10-K impracticable without undue hardship and expense to the Registrant. The Registrant represents that the Form 10-K will be filed within the period described under Rule 12b-25(b)(2)(ii).

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Mary Ma Yongqing	86-755	33222091
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

[ x ] Yes [           ] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

[ x ] Yes [           ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 cannot be filed within the prescribed time period because the Company requires additional time for compilation and review to insure adequate disclosure of certain information required to be included in the Form 10-K. The Company’s Annual Report on Form 10-K will be filed on or before the 15th calendar day following the prescribed due date.

Net Sales. Net sales increased $34.48 million, or 47%, to $108.05 million in the fiscal year ended December 31, 2009 from $73.56 million in fiscal year 2008. This increase was mainly due to our expanded plantation bases and during the 2009 period our supply production was increased.

Cost of Sales. Our cost of sales is primarily comprised of the costs of our raw materials, labor, overhead and sales tax. Our cost of sales increased $30.48 million, or 46%, to $96.31 million in the fiscal year ended December 31, 2009 from $65.83 million in fiscal year 2008. This increase was mainly due to an increase of sales during the 2009 period.

Gross Profit and Gross Margin. Our gross profit increased $3.49 million to $11.74 million in the fiscal year ended December 31, 2009 from $8.25 million in fiscal year 2008. Gross profit as a percentage of net revenues was 10.86% and 11.21% for the fiscal years ended December 31, 2009 and 2008, respectively. Our gross margin decreased because we amortized more land lease expenses in 2009.

Selling Expenses. Our selling expenses increased $0.95 million, or 58%, to $2.58 million in the fiscal year ended December 31, 2009 from $1.63 million in fiscal year 2008. As a percentage of net sales, our selling expenses increased to 2.39% in the fiscal year ended December 31, 2009 from 2.22% in fiscal year 2008. This percentage increase was primarily a result of the increase of our net sales over our selling expenses during the 2009 period.

Administrative expenses. Our administrative expenses increased $1.21 million, or 116%, to $2.25 million in the fiscal year ended December 31, 2009 from $1.04 million in fiscal year 2008. As a percentage of net sales, administrative expenses increased to 2.08 % in the fiscal year ended December 31, 2009, as compared to 1.41% in fiscal year 2008. Our administrative expenses increased because we paid reverse merger related expenses in 2009.

Other Income. Other income primarily consists of sundry income. Other income increased $139,000, to $154,000 in the fiscal year ended December 31, 2009, from $15,000 in fiscal year 2008. Our other income increased because we earned sundry income of $147,000 in 2009.

Income Before Income Taxes. Income before income taxes increased $1.85 million, or 40%, to $6.45 million in the fiscal year ended December 31, 2009 from $4.60 million in fiscal year 2008. Income before income taxes as a percentage of net sales decreased to 5.97% in the fiscal year ended December 31, 2009 from 6.26% in fiscal year 2008. The main reason for such a percentage decrease was mainly due to our increased lease amortization and reverse merger related expense.

Net Income. Our net income increased $1.85 million, or 40%, to $6.45 million in the fiscal year ended December 31, 2009 from $4.60 million in fiscal year 2008, mainly as a result of increase of net sales.

SINO GREEN LAND CORPORATION
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2010	By:	/s/ Mary Ma Yongqing
Mary Ma Yongqing
	Title:	Chief Financial Officer